UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TUNIU CORPORATION

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

Ke Wang

Hony Capital Limited

Suite 2701, One Exchange Square

Central, Hong Kong

+852 3961 9700

With a copy to:

Denise Shiu, Esq.

Cleary Gottlieb Steen & Hamilton LLP

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020

People’s Republic of China

Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) There is no CUSIP for the Class A Ordinary Shares. This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

CUSIP No. 89977P106	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Unicorn Riches Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	27,436,780
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	27,436,780
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,436,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14.	TYPE OF REPORTING PERSON CO

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

CUSIP No. 89977P106	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Hony Capital Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	27,436,780
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	27,436,780
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,436,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14.	TYPE OF REPORTING PERSON PN

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

CUSIP No. 89977P106	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Hony Capital Fund V GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	27,436,780
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	27,436,780
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,436,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14.	TYPE OF REPORTING PERSON PN

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

CUSIP No. 89977P106	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Hony Capital Fund V GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	27,436,780
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	27,436,780
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,436,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14.	TYPE OF REPORTING PERSON CO

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

CUSIP No. 89977P106	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS Legend Holdings Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	27,436,780
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	27,436,780
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,436,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14.	TYPE OF REPORTING PERSON CO

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

CUSIP No. 89977P106	Page 7 of 9 Pages

1.	NAMES OF REPORTING PERSONS John Huan Zhao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	27,436,780
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	27,436,780
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,436,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14.	TYPE OF REPORTING PERSON IN

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D relating to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), filed by Unicorn Riches Limited (“Unicorn”), Hony Capital Fund V, L.P., Hony Capital Fund V GP, L.P., Hony Capital Fund V GP Limited, Legend Holdings Corporation and John Huan Zhao with the United States Securities and Exchange Commission (the “SEC”) on May 18, 2015 (the “Original Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Registration Rights Agreement

Unicorn entered into a Registration Rights Agreement with the Issuer on May 22, 2015 (the “Registration Rights Agreement”), a copy of which is attached hereto as Exhibit 7.08.  Pursuant to the Registration Rights Agreement, the Issuer granted certain registration rights to Unicorn with respect to any potential public offering of the Issuer’s Ordinary Shares, which, among other things, include demand registration rights, piggyback registration rights and Form F-3 or Form S-3 registration rights. No holder of the registrable securities under the Registration Rights Agreement will be entitled to exercise any registration right granted by the Registration Rights Agreement after the earlier of (i) May 22, 2020; provided, however, such holder will not be entitled to exercise any registration right granted by the Registration Rights Agreement during any period that Rule 144 under the Securities Act is available for the sale of all of such holder’s shares without registration without volume or manner of sale limitation, or (ii) upon termination of the Registration Rights Agreement pursuant to the terms and conditions contemplated therein.

The descriptions of the Registration Rights Agreement set forth above in this Item 6 do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which has been attached hereto as Exhibits 7.08 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented in its entirety as follows:

Exhibit 7.08:	Registration Rights Agreement, dated as of May 22, 2015, by and between Tuniu Corporation and Unicorn Riches Limited

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2015

UNICORN RICHES LIMITED

By:	/s/ Shunlong Wang
Name:	Shunlong Wang
Title:	Director

HONY CAPITAL FUND V, L.P.
Acting by its sole general partner Hony Capital Fund V GP, L.P.

By:	/s/ John Huan Zhao
Name:	John Huan Zhao
Title:	Authorized Signatory

HONY CAPITAL FUND V GP, L.P.
Acting by its sole general partner Hony Capital Fund V GP Limited

By:	/s/ John Huan Zhao
Name:	John Huan Zhao
Title:	Authorized Signatory

HONY CAPITAL FUND V GP LIMITED

By:	/s/ John Huan Zhao
Name:	John Huan Zhao
Title:	Authorized Signatory

LEGEND HOLDINGS CORPORATION

By:	/s/ Min Ning
Name:	Min Ning
Title:	Authorized Signatory

JOHN HUAN ZHAO

By:	/s/ John Huan Zhao
Name:	John Huan Zhao

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